February 16, 2010

Christian Sandoe, Esq.

U.S. Securities & Exchange Commission                                   via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:       Vanguard Whitehall Funds; File No. 33-64845

Dear Mr. Sandoe,

The following responds to your comments of February 9, 2010 on the post-effective amendment of the registration statement of the above-referenced registrant.  You commented on Post-Effective Amendment No. 38 that was filed on December 22, 2009 pursuant to Rule 485(a).

Comment 1:  Mid-Cap Growth Fund – Fees and Expenses

Comment:         Please delete the footnote discussing the Fund’s adoption by Vanguard in June 2002.

Response:         We have moved the text from a footnote into the narrative preceding the bar chart, but we plan to keep the text.  Although the fund’s adoption in 2002 was quite some time ago, the history is relevant due to the fact that the performance in the bar chart includes two calendar years prior to the adoption, and further explains a sales charge that applied prior to the reorganization.  We think this disclosure will continue to be material until the fund has 10 years operating history as a Vanguard fund.

Comment 2:    All Funds in Registrant – Tax Information

Comment:         Delete all text other than the first sentence, which states that the Fund’s distributions may be taxed as ordinary income or capital gain.  Add disclosure that investors who hold fund shares in a tax-deferred account will be subject to tax when they take distributions from the account.

Response:         We believe that the disclosure in this paragraph is important information in helping investors understand the tax consequences of distributions and redemptions as well as state and local tax consequences, and therefore that it is appropriate to include this disclosure in this paragraph.

Christian Sandoe, Esq.

February 16, 2010

                        We do not believe the disclosure you have asked us to add is accurate in all circumstances (e.g., Roth IRAs and 401(k)s,  401(k) rollovers).  Accordingly, we will not add the requested disclosure.  We do disclose later in the prospectus that investors should consult with their tax advisor to discuss the taxability of distributions made out of tax-deferred accounts.

Comment 3:    Mid-Cap Growth Fund – Fees and Expenses

Comment:         Delete the footnote to the fee table that describes the application of the redemption fee. This information is not permitted by Form N-1A in the summary section.

Response:         Vanguard believes this footnote provides important and material information to investors about the Fund’s redemption fee.  We note that at least two other fund companies have recently updated their registration statements and retained footnotes to their fee tables.  We believe retaining this footnote to the fee table is a critical component in making the Fund’s summary prospectus comparable to the summary prospectuses of other funds.  For these reasons, we will retain the footnote.

Comment 4:    International Explorer Fund – Primary Investment Strategies

Comment:         Please clarify that the Fund’s international investment strategy involves investing in at least three countries.

Response:         We will update the description of the Fund’s primary investment strategy to state that the fund invests in numerous countries outside the United States.

Comment 5:    High Dividend Yield Index Fund – Primary Investment Strategies and Primary Risks

Comment:         Please include the Fund’s market capitalization strategy in the Primary Investment Strategies and Primary Risk section as appropriate.

Response:         We do not plan to include any specific references to a market-cap strategy in the Primary Investment Strategy section.  This Fund seeks to track the performance of a benchmark index, so its strategy is to follow the index rather than specifically seek out securities of any particular capitalization.  Any investment in large-cap stocks, in particular, is more a by-product of the strategy than a strategy.  We will, however, update the investment style risk to note that the Fund does wind up with a large amount of large-cap value stocks as a result of its investment in high dividend paying securities.

Christian Sandoe, Esq.

February 16, 2010

Comment 6:    High Dividend Yield ETF – Fee Table

Comment:         Please disclose the $50 conversion fee as a line item in the fee table rather than disclosing it in the paragraph beneath the fee table.  Please delete the remainder of that paragraph.

Response:         We will make the requested edits.

Comment 7:    SAI

Comment:         Please include each fund’s ticker symbol on the front page of the SAI.

Response:         We will update the front page of the SAI to include the ticker symbols.

Comment 8:    Tandy Requirements

As required by the SEC, each Fund acknowledges that:

•         The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•         Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•         The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-1538 with any questions or comments regarding the above responses.  Thank you.

                                                                                                         Sincerely,

                                                                                                         Judith L. Gaines

Associate Counsel